Exhibit 99.1

AURORA CANNABIS INC. RESPONDS TO PRESS RELEASE OF CURALEAF HOLDINGS, INC. REGARDING INTENTION TO LAUNCH UNSOLICITED TAKE-OVER BID

EDMONTON, AB, Aug. 11, 2026 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, responded today to a press release issued by Curaleaf Holdings, Inc. ("Curaleaf") regarding its stated intention to launch an unsolicited take-over bid for all of the issued and outstanding common shares of the Company (the "Aurora Shares") at a stated implied consideration of US$4.00 per Share, consisting of 0.3463 subordinate voting shares of Curaleaf plus US$0.75 in cash per Aurora Share (the "Proposal").

Aurora confirms that it received letters from Curaleaf dated June 23, 2026 and July 7, 2026 outlining proposals to acquire the Aurora Shares. Only the July 7, 2026 letter included any proposed financial terms, and it did not include any detail regarding the mix of cash and share consideration being proposed by Curaleaf. We note that the current Proposal added a cap on the value of the consideration of US$5.00 per Aurora Share, which is a lower price than Aurora Shares have traded as recently as December 18, 2025.

The Proposal was not initiated or solicited by Aurora. The Board of Directors of Aurora (the "Board"), in keeping with its fiduciary duties to act in the best interests of Aurora and all of its stakeholders, carefully considered the prior proposals from Curaleaf as it reviews any proposals received regarding potential transactions in light of other available strategic alternatives and Aurora's strategic plans.  In particular, Aurora's recently completed acquisition of the Safari Flower Company builds on Aurora's global medical cannabis platform and leverages its diversified and scaled network and strong balance sheet to build sustainable, long-term shareholder value. As noted by Curaleaf, Aurora's growing EU-GMP cultivation and manufacturing capacity is highly strategic. Aurora continues to evaluate additional opportunities to expand this capacity and add shareholder value.

Contrary to the assertion that Aurora refused to engage, Aurora's lead independent director did correspond with Curaleaf's CEO, including as recently as July 24, 2026, noting that Aurora was focused on continuing to execute on its business plan over the short to medium term, and did not discourage an ongoing dialogue between the parties going forward.

The Board intends to form a special committee of independent directors to consider the Proposal, with a view to determining the course of action that is in the best interests of the Company and all stakeholders.

No decision has been made with respect to the Proposal, and there can be no assurance that the Proposal will result in any transaction. Aurora continues to operate its business as usual while executing on its announced strategic plans.

Aurora shareholders do not need to take any action at this time. The Company does not intend to make any further public comment regarding the Proposal or the review process unless and until it determines that additional disclosure is in the best interests of shareholders or required by law.

About Aurora Cannabis

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves medical markets across Canada, Europe, Australia, and New Zealand with a portfolio of trusted, leading brands including Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, and Whistler Medical Marijuana Corporation®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, Aurora's strategic plans, including the acquisition of the Safari Flower Company, Aurora's growing EU-GMP cultivation and manufacturing capacity and Aurora's evaluation of other opportunities to expand capacity and add shareholder value. These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler | VP, Communications & PR | media@auroramj.com; For Investors: ICR, Inc. | aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 15:22e 11-AUG-26